UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

21 April 2011

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

This report on Form 6-K contains the following:

1. Media Release – Telecom confirms executive appointments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 21 April 2011	By:	/s/ Craig Mulholland

	Name:	Craig Mulholland
	Title:	Group Company Secretary

MEDIA RELEASE

21 April 2011

Telecom confirms executive appointments

Telecom had today announced the appointments to the executive roles outlined on Monday.

The changes will see the number of members of Telecom’s executive team reduce from 10 to 8.

Rod Snodgrass, previously Group Strategy Director, will move into the newly-created Chief Product Officer role.

The two Corporate Services Director roles will be filled by Tristan Gilbertson, Group General Counsel and Tina Symmans, Director Corporate Relations, who will both retain their current responsibilities.

Wayne Peat, Group HR Director, will be leaving Telecom.

HR responsibilities will be carried out by Jan O’Neill, currently GM HR, Telecom Retail. Jan will report directly to Paul Reynolds but not sit on Telecom’s executive.

“I would like to thank Wayne for the huge impact he has made at Telecom since joining in 2009,” said Paul Reynolds, Telecom CEO. “His high-energy style has helped in the delivery of significant changes to the way we work and in particular his leadership during the response to the Christchurch earthquakes was outstanding.”

ENDS

Note - Telecom’s executive team is now:

Paul Reynolds – Telecom CEO

•	Nick Olson - CFO

•	Mark Ratcliffe – CEO Chorus

•	Alan Gourdie – CEO Telecom Retail

•	Chris Quin – CEO Gen-i

•	David Havercroft - Group Chief Technology Officer

•	Tristan Gilbertson – Group General Counsel

•	Tina Symmans – Director, Corporate Relations

•	Rod Snodgrass – Chief Product Officer

ENDS

For media queries, please contact:

Ian Bonnar

+64 (0) 27 215 7564

Or

Mark Watts

+64 (0) 27 250 4018

2